Exhibit 99.1

INTERIM FINANCIAL INFORMATION

GOLDEN OCEAN GROUP LIMITED

Third Quarter 2018
November 20, 2018

Hamilton, Bermuda, November 20, 2018 - Golden Ocean Group Limited (NASDAQ: GOGL / OSE: GOGL) (the "Company" or "Golden Ocean"), a leading dry bulk shipping company, today announced its results for the quarter ended September 30, 2018.

Highlights

▪
Net income of $35.3 million and earnings per share of $0.24 for the third quarter of 2018, compared with net income of $9.0 million and earnings per share of $0.06 for the second quarter of 2018 and net income of $0.4 million and earnings per share of $0.00 for the third quarter of 2017.

▪	Adjusted EBITDA[1] of $78.8 million for the third quarter of 2018, compared with $54.0 million for the second quarter of 2018 and $40.4 million for the third quarter of 2017.
▪	Declared the first four options to install exhaust gas scrubbers on Capesize vessels in addition to previously announced contracts to install scrubbers on 16 Capesize vessels.
▪	Announced a cash dividend of $0.15 per share for the third quarter of 2018, the Company's fourth consecutive quarterly dividend.

Birgitte Ringstad Vartdal, Chief Executive Officer of Golden Ocean Management AS, commented:

"Golden Ocean's third quarter result reflects a strong rate environment during the summer, particularly for Capesize vessels. The result also reflects the competitive advantage of our modern, fuel efficient fleet. Our focus on operational efficiency resulted in stable costs and low offhire during the quarter, which also contributed positively to our results. The Company's operating cash flow during the quarter further strengthened our balance sheet, and we took advantage of market volatility to secure incremental time charter coverage prior to the recent drop in rates. We have further strengthened our fleet's competitive advantage by declaring options for additional scrubbers. A large part of our Capesize fleet that have exposure to fuel cost will be retrofitted with scrubbers, and is expected to significantly increase the company's cash generation from 2020 and onwards."

Fleet Development

As of September 30, 2018, the Company's fleet consisted of 77 vessels, with an aggregate capacity of approximately 10.7 million dwt. The Company's fleet consisted of:

(i) 67 vessels owned by the Company (38 Capesize, 27 Panamax and two Ultramax vessels);
(ii) eight Capesize vessels under operating leases with a profit sharing arrangement;
(iii) one Panamax vessel under a capital lease; and
(iv) one Supramax vessel under an operating lease.

In August 2018, the Company completed the sale of the Golden Eminence, a Panamax vessel, to an unrelated third party.

Since issuing its earnings report for the quarter ended June 30, 2018, the Company has taken the following additional coverage:

For Capesize vessels:
(i)
Converted a time charter contract for one vessel from index linked to fixed rate and sold the equivalent of approximately two vessels in Forward Freight Agreements for 2019, at an average gross rate of $20,965 per day.

For Panamax vessels:
(i)	One vessel fixed out on time charter contract until mid-2020 at a gross rate of $15,650 per day; and
(ii)	Five ice class Panamax vessels fixed out on 5-8 months contracts for the winter period at an average gross rate of $14,300 per day.

The Company's coverage for 2019 and onwards as of the date of this report is as follows:

For Capesize vessels:
(i)	Equivalent of three vessels for 2019 at an average gross rate of $20,965 per day; and
(ii)	Equivalent of five vessels on floor/ceiling contracts for 2019 and equivalent of two vessels on floor/ceiling contracts for 2020.

For Panamax vessels:
(i)	Equivalent of seven vessels on time charters that expire within first half of 2019 at an average gross rate of $ 14,415 per day; and in addition
(ii)	Equivalent of six vessels on time charters that expire between July 2020 and December 2021 at a gross rate of $20,500 per day.

The remaining fleet is trading in the spot market, in spot pools or on short term charters.

In August 2018, the Company entered into an agreement to purchase 16 exhaust gas scrubbers ("scrubbers")
with options to purchase nine additional scrubbers to be installed on certain of its Capesize vessels. In November 2018, the Company declared four of the nine options. The Company is still evaluating whether and when to declare the last five options. The scrubbers will be installed during routine dry dockings, the majority of which are scheduled for 2019 or early 2020.

Corporate Development

In the third quarter of 2018, the Company purchased $1.4 million notional of the 3.07% $200 million Golden Ocean Group Limited Convertible Bond at a price of 99.05% of par value. Currently, the Company holds $29.8 million, or 14.9%, of the 3.07% $200 million Golden Ocean Group Limited Convertible Bond, which is convertible into 349,437 shares of the Company.

As of September 30, 2018, the Company had 144,247,697 issued and outstanding common shares, each with a par value of $0.05. For the three and nine months ended September 30, 2018, the weighted average number of shares outstanding was 144,247,697 and 144,104,840, respectively

The Company announced today a cash dividend for the third quarter of 2018 of $0.15 per share. The record date for the dividend will be December 6, 2018. The ex-dividend date is expected to be December 5, 2018 and the dividend will be paid on or about December 20, 2018.

Third Quarter 2018 Results

The Company reported net income of $35.3 million and earnings per share of $0.24 for the third quarter of 2018, compared with net income of $9.0 million and earnings per share of $0.06 for the second quarter of 2018.

Adjusted EBITDA was $78.8 million for the third quarter of 2018, an increase of $24.8 million from $54.0 million during the second quarter of 2018.

Operating revenues amounted to $189.3 million in the third quarter of 2018, an increase of $48.4 million, from $140.9 million during the second quarter of 2018. The increase in revenues was primarily as a result of improved freight rates for the Company's Capesize vessels. Voyage expenses increased by $21.9 million in the third quarter of 2018 compared with the second quarter of 2018 primarily due to an increase in the number of vessels trading on voyage charter compared to time charter. The average TCE rate2 for the fleet was $17,730 per day in the third quarter of 2018 compared with $15,215 per day in the second quarter of 2018.

Ship operating expenses amounted to $36.7 million in the third quarter of 2018, a decrease of $2.5 million from $39.2 million during the second quarter of 2018. In addition to slightly lower running ship operating costs, the decrease was mainly driven by a decrease in dry docking activity in the third quarter of 2018; only one vessel was dry docked and related expenses of $0.7 million were incurred, compared with three vessels and $2.4 million in expenses in the second quarter of 2018. Charterhire expenses were $21.0 million in the third quarter of 2018, an increase from $19.1 million in the second quarter of 2018, mainly driven by an increase in short term charters. Administrative expenses were $3.6 million in the third quarter of 2018, compared with $3.7 million in the second quarter of 2018.  Depreciation was $23.3 million in the third quarter of 2018, compared with $23.4 million in the second quarter of 2018.

Net interest expense was $17.3 million in the third quarter of 2018, compared with $17.4 million in the second quarter of 2018. The Company recorded a $1.3 million net gain on derivatives, primarily driven by an increase in the fair value of $2.5 million in USD interest rate swaps and $1.1 million in bunker hedges and foreign currency contracts, offset by a total loss of $2.3 million on forward freight derivatives.

The Company's total net cash balance increased by $46.7 million in the third quarter of 2018. Total cash, cash equivalents and restricted cash was $368.4 million as of September 30, 2018. In the third quarter of 2018, the Company generated positive operating cash flow of $63.6 million. Total net cash provided by investing activities was $12.4 million, mainly due to proceeds from the sale of the Golden Eminence. Net cash used in financing activities was $29.3 million. In the third quarter of 2018, the Company drew down $17.0 million of its remaining financing under its $120.0 million loan facility. The Company repaid $25.8 million in installments and made $4.8 million in payments for purchases in the Company's convertible bond. The Company also paid $14.4 million in dividends to its shareholders in the third quarter of 2018.

As of September 30, 2018, long-term debt was $1,131.5 million. The current portion of long-term debt was $244.9 million, which includes $166.9 million in carrying value of the convertible bond maturing in January 2019 and $78.0 million in ordinary debt repayments, of which $11.6 million represents deferred debt repayments through the cash sweep mechanism of the Company's non-recourse loans due for payment in the fourth quarter of 2018.

The Dry Bulk Market

Freight rates in the third quarter of 2018 started strong for Capesize vessels and improved significantly from the previous quarter on average. The Panamax and Supramax markets also experienced a steady improvement from the second quarter of 2018. The table below summarizes observed gross rates as reported by the Baltic Exchange for the indicated time periods:

$/DAY (GROSS)	Q3-18	Q2-18	Q3-17
Capesize (CS5TC)	22,206	14,980	14,653
Panamax (PM4TC)	12,118	10,523	10,135
Supramax (SM6TC)	11,560	11,031	9,243

Global dry bulk fleet utilization (calculated as total demand in tonne miles transported divided by total available fleet capacity) improved by more than 2% in the quarter, consistent with the positive trend observed over the last two years. According to Maritime Analytics, global fleet utilization was 87.2% in the third quarter of 2018, up from 85.1% in the second quarter of 2018 and 84.4% in the third quarter of 2017. According to the same source, total seaborne transportation of dry bulk goods was 1,173 mt in the third quarter of 2018, compared to 1,138 mt in the second quarter of 2018 and 1,140 mt in the third quarter of 2017.

Steel production continued to increase during the third quarter of 2018, and in particular Chinese steel production growth was consistent with recent quarters. Despite a significant drop in steel prices and steel margins the last few weeks, steel margins are still positive. Combined with the weakening exchange rate of the Chinese yuan vs USD there are indications that the steel mills have switched sourcing to domestic lower quality iron ore in stock, to compensate for the lower steel margins. Steel stock piles in China continue to be at low levels, indicating that domestic production is still being consumed. Uncertainties relating to potential tariffs have led the Chinese government to encourage new infrastructure projects to support the economy at a time where there is uncertainty in the outlook for exports. Iron ore imports to China have been flat year to date despite a drop in domestic production. In addition to increased use of scrap steel in production, there has been a draw down on stock piles - at both ports and steel mills. There is however no official data for stock piles at Chinese steel mills - the estimate is based on other publicly available data. However, the data helps explain why Chinese imports are flat year to date while steel production is up 6.1%.

Seaborne transportation of coal continued to be strong in the third quarter of 2018 as imports to China, India and other Asian countries continued to increase. Both China and India saw strong growth in electricity consumption that has not been met by comparable growth in domestic production of coal, a trend that has been reversed in China in the fourth quarter. While Indian stock piles continue at low levels, China has built stocks during this period. In the fourth quarter China also imposed an import ban towards the end of the year, and it is expected that volumes will go down, but also congestion go up, in the final months of 2018. Coking coal trade has also trended positively, with more long haul trade from North America to China.

Transportation of agribulks grew by 2.1% year-over-year through the end of the third quarter of 2018. Wheat and soy beans volumes have been flat compared to last year, while corn and other smaller agribulks have seen growth. As we enter the U.S. crop season, the impact of trade tensions is being felt. China has increased imports from Brazil considerably this year, supporting long haul trade and extending the season. This has partly compensated for U.S. volumes normally going into China, which we expect will go to Europe instead.

China has increased its share of global aluminum production and has accounted for 57% of global production thus far in 2018. Aluminum is produced from alumina, an intermediate product, which is produced from the raw material bauxite. Either the intermediate product or the raw material can be imported to be used for aluminum production, and it takes two and a half tonnes of bauxite to produce one ton of alumina. As China's preference seems to be to import bauxite rather than the intermediate product, increased Chinese aluminum production is positive for dry bulk trade volumes. Significantly, bauxite to China is becoming a long haul trade performed on Capesize vessels, as a large portion of the volumes come from Guinea in West Africa replacing short haul trades on Supramax vessels from Indonesia. In 2017, it was reported that 32 mt were exported from Guinea on Capesize vessels. This year, it is expected that the Guinea to China bauxite trade will amount to 40 mt. Given that this trade route to China is as long as a Brazil roundtrip voyage, this is a positive factor for Capesize tonne mile demand going forward.

The global fleet of dry bulk vessels amounted to 826 million dwt at the end of the third quarter of 2018. Deliveries in the third quarter of 2018 were 7.0 million dwt, on par with deliveries in the second quarter of 2018 and only slightly down from the first quarter of 2018. A similar amount of vessels is scheduled to be delivered in the fourth quarter of 2018, but we expect deliveries to decline compared to the third quarter of 2018 as deliveries typically slow towards the end of the year. The total orderbook was 89.9 million dwt, or approximately 11% of the capacity on the water, at the end of the third quarter of 2018. This is unchanged from the end of the second quarter of 2018.

Scrapping in the third quarter of 2018 remained at the same level as in the second quarter of 2018 with only 0.6 million dwt scrapped. Scrapping is correlated with the development of the spot market. If average market rates remain above breakeven levels, owners will likely postpone any decisions related to scrapping for as long as possible. Although the amount of vessels due for scrap has increased slightly to 1 million dwt this month, up from 0.4 million dwt last month, we expect low scrapping levels to continue until we approach the implementation dates of ballast water regulations in 2019 and low sulphur fuel regulations in 2020. Any changes to the current minimal scrapping activity should be positive for net fleet growth going forward. Net fleet growth for 2018 is therefore expected to end up in the range of 3%.

Asset prices were largely unchanged during the third quarter of 2018, although the spread between modern tonnage (built 2014 or later) and older tonnage is widening. This is a clear indication that vessel fuel efficiency is impacting valuations and may point to a further premium for modern tonnage as the implementation dates of new regulations approach. Going into the fourth quarter of 2018, activity has increased in the sale and purchase market after a relatively quiet summer period. Newbuilding prices have continued to trend upwards, although the pace of orders has slowed. This is a positive for the longer-term fundamentals of the market as any additional orders placed at a yard today would likely not be delivered before 2021.

Strategy and Outlook

Golden Ocean's results for the third quarter of 2018 improved on higher rates across its vessel classes as a result of the earnings sensitivity of Golden Ocean's modern fleet of Capesize and Panamax vessels to periods of market strength. The Company has taken advantage of market strength to opportunistically increase time charter coverage for its Panamax fleet at profitable levels. Capesize rates have declined in recent weeks, and we expect this segment of the market to continue to be particularly volatile.
The Company's Board of Directors has determined to pay a dividend of $0.15 per share, the Company's fourth consecutive quarterly dividend and a $0.05 per share increase from the prior three quarters. The decision to increase the dividend this quarter follows the strong improvement in the Company's results and substantial cash flow generation in the quarter. Future decisions relating to dividends will depend on a variety of factors, including expectations regarding market conditions, and capital will continue to be allocated to a combination of deleveraging the Company's assets, repayment of the convertible bond, growth opportunities and dividends.
The Company has thus far committed to install scrubbers on 20 of its Capesize vessels and maintains firm options to install a further five scrubbers on vessels in its fleet. The Company expects to finance its full scrubber commitment through a combination of debt financing, cash on hand and also by sharing the cost of the installation with the ship owner in the case of vessels under operating lease. The Company will continue to evaluate its options for further scrubber installations, and any additional scrubber installations will most likely be performed during future scheduled vessel dry-dockings. As 10 of the Company's Capesize vessels are currently on index-linked time charter contracts and are not directly exposed to changes in fuel costs for the remainder of the charter period, approximately two-thirds of the Company's Capesize fleet exposed to fluctuations in fuel costs is expected to have scrubbers fitted at the start of 2020.
Deliveries of new vessels have been steady throughout this year, and scrapping has been extremely low. At the same time, the order book for dry bulk vessels has remained relatively stable at approximately 10% of the global fleet. The installation of scrubbers on vessels in the global fleet is expected to take capacity out of the market next year, particularly for Capesize vessels, as the majority of announced scrubber installations will be done on the larger vessels. This is expected to have the effect of reducing the available fleet in the market as scrubber installations will prolong normal dry dockings and also take vessels out of service outside the ordinary dry docking schedule. In addition, the cleaning of fuel tanks and replacement of fuel towards the end of next year is expected to create logistical challenges for the worldwide fleet, which also may have an impact on the market rates.

Volatility in the dry bulk shipping market is high in the short term, and average rates have sharply declined in recent weeks. The fact that the order book has remained at modest levels combined with the supply side disruptions expected next year is supportive for the long-term fundamentals of the dry bulk market and should have a positive impact on the rate environment if no significant demand disruptions occur.

Forward-Looking Statements
Matters discussed in this earnings report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "will," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F for the year ended December 31, 2017.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
November 19, 2018

Questions should be directed to:

Birgitte Ringstad Vartdal: Chief Executive Officer, Golden Ocean Management AS
+47 22 01 73 53

Per Heiberg: Chief Financial Officer, Golden Ocean Management AS
+47 22 01 73 45

INTERIM FINANCIAL INFORMATION

THIRD QUARTER 2018

Index

Unaudited Interim Condensed Consolidated Statements of Operations

Unaudited Interim Condensed Consolidated Statements of Other Comprehensive Income

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Operations

(in thousands of $, except per share data)	Three months ended September 30, 2018	Three months ended June 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Operating revenues
Time charter revenues	87,768	80,984	59,506	247,413	144,682
Voyage charter revenues	101,097	59,526	67,178	231,118	162,999
Other revenues	391	379	266	1,556	927
Total operating revenues	189,256	140,889	126,950	480,087	308,608

Gain (loss) on sale of assets and amortization of deferred gains	65	64	65	194	193
Other operating income (expenses)	749	3,102	1,591	1,798	4,584

Operating expenses
Voyage expenses and commissions	54,533	32,603	34,970	117,978	89,980
Ship operating expenses	36,699	39,150	37,206	113,128	95,815
Charterhire expenses	21,022	19,056	20,837	67,720	50,291
Administrative expenses	3,621	3,688	3,151	10,977	9,279
Impairment loss on vessels	—	1,080	1,066	1,080	1,066
Depreciation	23,345	23,358	21,235	68,815	57,220
Total operating expenses	139,220	118,935	118,465	379,698	303,651

Net operating income (loss)	50,851	25,121	10,141	102,381	9,734

Other income (expenses)
Interest income	2,011	1,754	520	5,167	1,350
Interest expense	(19,298)	(19,202)	(16,245)	(55,805)	(43,363)
Gain (loss) on derivatives	1,290	1,301	1,523	9,221	(2,273)
Equity results of associated companies	172	71	4,117	497	4,361
Other financial items	271	(53)	337	(475)	792
Net other (expenses) income	(15,553)	(16,128)	(9,748)	(41,395)	(39,134)
Net income (loss) before income taxes	35,298	8,993	393	60,986	(29,400)
Income tax expense (credit)	13	13	25	38	72
Net income (loss)	35,285	8,980	368	60,948	(29,472)

Per share information:
Earnings (loss) per share: basic and diluted	$0.24	$0.06	$0.00	$0.42	$-0.25

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Other Comprehensive Income

(in thousands of $)	Three months ended September 30, 2018	Three months ended June 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Comprehensive income (loss), net
Net income (loss)	35,285	8,980	368	60,948	(29,472)
Unrealized gain (loss) of marketable equity securities (Note 2)	—	—	(65)	—	2,584
Other comprehensive income (loss)	—	—	(65)	—	2,584

Comprehensive income (loss), net	35,285	8,980	303	60,948	(26,888)

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of $)	September 30, 2018	June 30, 2018	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	295,035	249,970	309,029
Restricted cash	17,737	15,535	8,110
Other current assets	162,274	148,057	127,361
Total current assets	475,046	413,562	444,500
Restricted cash	55,633	56,156	54,845
Vessels and equipment, net	2,429,561	2,452,707	2,215,003
Vessels held for sale	—	14,357	—
Vessels under capital leases, net	1,391	1,617	2,061
Newbuildings	—	—	105,727
Other long term assets	37,484	39,128	47,922
Total assets	2,999,115	2,977,526	2,870,058

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	244,851	231,462	109,671
Current portion of obligations under capital leases	5,543	5,438	5,239
Other current liabilities	82,494	73,067	66,817
Total current liabilities	332,888	309,967	181,727
Long-term debt	1,131,504	1,152,146	1,178,788
Obligations under capital leases	3,250	4,687	7,435
Other long term liabilities	7,501	7,723	8,059
Total liabilities	1,475,143	1,474,523	1,376,009
Equity	1,523,972	1,503,003	1,494,049
Total liabilities and equity	2,999,115	2,977,526	2,870,058

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Cash Flow Statements
(in thousands of $)	Three months ended September 30, 2018	Three months ended June 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Net income (loss)	35,285	8,980	368	60,948	(29,472)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities;
Depreciation	23,345	23,358	21,236	68,815	57,220
Impairment loss on vessels	—	1,080	1,066	1,080	1,066
(Gain) loss on sale of assets and amortization of deferred gains	(65)	(63)	(65)	(193)	(193)
Dividends from associated companies	—	271	—	1,096	256
Equity results from associated companies	(172)	(71)	(4,118)	(497)	(4,361)
Amortization of time charter party out contracts	4,722	4,670	4,033	14,011	15,799
Amortization of time charter party in contracts	(170)	(167)	(170)	(503)	(503)
Amortization of convertible bond fair value adjustment	2,500	2,515	2,681	7,503	7,667
Other, net	(1,171)	(1,859)	(441)	(7,953)	3,591
Change in operating assets and liabilities	(643)	(5,057)	2,845	(18,479)	(13,089)
Net cash provided by (used in) operating activities	63,631	33,657	27,435	125,828	37,981

Investing activities
Additions to newbuildings	—	—	(29,587)	(144,630)	(152,129)
Proceeds from the sale of vessels	14,357	—	—	14,357	—
Addition to vessels and fixed assets	(1,985)	(1,207)	(1,646)	(10,659)	(1,646)
Proceeds from sale of marketable securities	—	—	—	224	—
Investments in associated companies, net	—	45	7,000	45	6,000
Other investing activities, net	57	939	—	996	(120)
Net cash provided by (used in) investing activities	12,429	(223)	(24,233)	(139,667)	(147,895)

Financing activities
Repayment of long-term debt	(30,565)	(156,232)	(2,932)	(211,594)	(71,463)
Proceeds from long term debt	17,007	102,993	—	270,000	50,000
Net proceeds from share issuance	—	—	—	210	58,183
Debt fees paid	—	(1,200)	—	(1,200)
Dividends paid	(14,425)	(14,425)	—	(43,275)	—
Repayment of capital leases	(1,333)	(1,293)	(1,235)	(3,881)	(3,598)
Net cash provided by (used in) financing activities	(29,316)	(70,157)	(4,167)	10,260	33,122
Net change in cash, cash equivalents and restricted cash	46,744	(36,723)	(965)	(3,579)	(76,792)
Cash, cash equivalents and restricted cash at start of period	321,661	358,384	191,227	371,984	267,054
Cash, cash equivalents and restricted cash at end of period	368,405	321,661	190,262	368,405	190,262
The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Equity

(in thousands of $)	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Number of shares outstanding
Balance at beginning of period	142,197,697	105,965,192
Shares issued	2,050,000	26,407,800
Balance at end of period	144,247,697	132,372,992

Share capital
Balance at beginning of period	7,111	5,298
Shares issued	103	1,320
Balance at end of period	7,214	6,618

Additional paid in capital
Balance at beginning of period	454,694	201,864
Shares issued	17,448	173,745
Stock option expense	397	432
Transfer to contributed surplus	(472,539)	—
Balance at end of period	—	376,041

Contributed capital surplus
Balance at beginning of period	1,378,824	1,378,824
Distributions to shareholders	(43,275)	—
Transfer from additional paid in capital	472,539	—
Balance at end of period	1,808,088	1,378,824

Other comprehensive income
Balance at beginning of period	5,323	2,287
Adjustment on adoption of changes in ASC 825 (Note 2)	(5,323)	—
Other comprehensive income, net	—	2,584
Balance at end of period	—	4,871

Accumulated deficit
Balance at beginning of period	(351,903)	(349,555)
Adjustment on adoption of changes in ASC 825 (Note 2)	5,323	—
Adjustment on adoption of ASC 606 (Note 2)	(5,698)	—
Net income (loss)	60,948	(29,472)
Balance at end of period	(291,330)	(379,027)

Total equity	1,523,972	1,387,327

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED
SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General

Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market with a secondary listing on the Oslo Stock Exchange.

2. Accounting policies

Basis of accounting
The unaudited condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The unaudited condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements and should be read in conjunction with the Company's annual financial statements included in the Company's annual report on Form 20-F for the year ended December 31, 2017, which was filed with the U.S. Securities and Exchange Commission on March 21, 2018.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual financial statements for the year ended December 31, 2017, with the exception of implementation of new accounting standards as described below.

In the first quarter of 2018, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers. The Company has determined that under the new standard voyage charter revenue will continue to be recognized over time; however, the period over which it is recognized will change from discharge-to-discharge to load-to-discharge. The Company believes that performance obligations under a voyage charter begin to be met from the point at which a cargo is loaded until the point at which a cargo is discharged. While this represents a change in the period over which revenue is recognized, the total voyage results recognized over all periods would not change.

The new guidance also specifies revised treatment for certain contract related costs, being either incremental costs to obtain a contract or cost to fulfill a contract. Under the new guidance, certain voyage expenses occurred between signing the charter party and arrival at loading port has been deferred and amortized during the charter period.

The Company has elected to apply the modified retrospective approach. Upon adoption, the Company recognized a cumulative effect of $5.7 million as an adjustment to, and increasing, its opening balance of accumulated deficit as of January 1, 2018. Prior periods have not been retrospectively adjusted.

In the first quarter of 2018, the Company adopted ASU No. 2016-01 financial instruments. Upon the adoption of the standard, the Company recognized a cumulative-effect adjustment of $5.3 million to its opening balance as of January 1, 2018 from other comprehensive income to accumulated deficit in the equity statement. As a result of the adoption of the standard, the Company recognizes changes in the fair value of its marketable equity securities in the statement of operations.

In the first quarter of 2018, the Company adopted ASU No. 2016-15, Statement of cash flows: Classification of certain cash receipts and cash payments. This ASU addresses specific cash flow issues, including distributions received from equity method investees. The Company adopted the amendments of the standard using a retrospective transition method to each period presented. As a result, distributions from equity method investees that are considered return on investment are presented under cash flow from operating activities in the statement of cash flows.

In the first quarter of 2018, the Company adopted ASU No. 2016-18, Statement of cash flows: Restricted Cash. The new standard requires that the statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The Company adopted the amendments of the standard using a retrospective transition method to each period presented. As a result, amounts generally described as restricted cash in prior periods are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows.

3. Earnings per share

Basic earnings per share amounts for the three and nine months ended September 30, 2018 are based on the weighted average number of shares outstanding of 144,247,697 and 144,104,840, respectively.

For determining diluted number of shares, the impact of the Company's share options on the weighted average number of shares using the treasury stock method was 245,700 and 254,264 dilutive shares for the three and nine months ended September 30, 2018, respectively. The conversion of the convertible bonds using the if-converted method was antidilutive.

4. Amortization of favorable and unfavorable charter party contracts

Favorable time charter-out contracts that were acquired as a result of the merger (the "Merger") between Knightsbridge Shipping Limited and the former Golden Ocean Group Limited on March 31, 2015 have a carrying value of $39.7 million as of September 30, 2018. Operating revenues in the three and nine months ended September 30, 2018 have been reduced by $4.7 million and $14.0 million, respectively, as a result of the amortization of these favorable time charter-out contracts.

Unfavorable time charter-in contracts that were acquired as a result of the Merger have a carrying value of $4.3 million as of September 30, 2018. Charterhire expenses in the three and nine months ended September 30, 2018 have been reduced by $0.2 million and $0.5 million, respectively, as a result of the amortization of these unfavorable time charter contracts.

The net effect of amortization of the contract portfolio was a reduction in net income of $4.6 million and $13.5 million in the three and nine months ended September 30, 2018, respectively.

5. Vessels and equipment, net and vessels held for sale

In the first quarter of 2018, the Company capitalized $43.4 million in acquisition costs for the Golden Monterrey. Refer to "Note 10 Related party" for additional information. An aggregate of $253.4 million was transferred from newbuildings to vessel and equipment as a result of deliveries in the first quarter of 2018.

In the third quarter of 2018, the Company completed the sale of the Golden Eminence, a Panamax vessel, to an unrelated third party for $14.7 million. In the second quarter of 2018, the Company recorded an impairment loss of $1.1 million related to the sale.

Refer to "Note 7 Newbuildings" for additional information.

6. Vessels under capital leases, net

The Company has one vessel, the Golden Eclipse, classified as a capital lease in 2018. The bareboat charter expires in April 2020.

7. Newbuildings

In January and February 2018, the Company took delivery of the Golden Arcus, Golden Cirrus, Golden Cumulus, Golden Incus and Golden Calvus, and paid $144.6 million in final installments.

Following these deliveries, the Company has taken delivery of all its newbuildings and has no further outstanding contractual newbuilding commitments.

8. Long-term debt

In the first quarter of 2018 and in connection with the deliveries of the Golden Arcus, Golden Cirrus, Golden Cumulus, Golden Incus and Golden Calvus, an aggregate of $150.0 million was drawn down under the Company's $425.0 million senior secured post-delivery term loan facility.

In May 2018, the Company entered into a $120 million loan facility to refinance 10 vessels and subsequently repaid $58.3 million due under two loan facilities maturing in 2018 and prepaid the full outstanding amounts under its related party seller credit loans of $65.5 million. The facility has a seven year tenor, will be repaid in quarterly installments based on a 20-year age profile and bears interest of LIBOR plus a margin of 2.25%. As of September 30, 2018, the full amount under the $120.0 million loan facility was drawn.

In the first nine months of 2018, the Company has repaid an aggregate of $211.6 million under its bank facilities, related party seller credit loans and through repurchases in its 3.07% $200 million Golden Ocean Group Limited Convertible Bond.

In the third quarter of 2018, the Company acquired an aggregate of $1.4 million notional of its 3.07% $200 million Golden Ocean Group Limited Convertible Bond for approximately $1.4 million in total and recognized a loss of $30 thousand, presented under other financial items. As of September 30, 2018, the Company holds $29.8 million notional of the 3.07% $200 million Golden Ocean Group Limited Convertible Bond.

As of September 30, 2018, the Company had $244.9 million of long term debt classified under current liabilities, which includes $166.9 million in carrying value of the convertible bond maturing in January 2019 and $78.0 million in installments, of which $11.6 million represents deferred debt repayments through the cash sweep mechanism of the Company's non-recourse loans due for payment in the fourth quarter of 2018.

9. Share capital

In January 2018, the Company issued 2,000,000 shares in connection with the delivery of the Golden Monterrey, a Capesize vessel acquired from affiliates of Hemen Holding Limited ("Hemen").

In March 2018, the Company issued 50,000 shares in relation to the Company's 2016 share option plan.

As of September 30, 2018, the Company had 144,247,697 issued common shares, each with a par value of $0.05.

10. Related party

In January 2018, the Company took delivery of the Golden Monterrey, a Capesize vessel acquired from affiliates of Hemen, and issued 2,000,000 common shares to Hemen to satisfy the purchase price.

In connection with the acquisitions of four vessels from affiliates of Hemen in 2017 and January 2018, the Company assumed an aggregate of $65.5 million in debt under seller's credit agreements. In June 2018, the Company repaid the full outstanding amount of $65.5 million under the seller's credit agreements in  connection with the new $120.0 million loan facility entered into in May 2018. Refer to "Note 8 Long-term debt" for additional information.

In the third quarter of 2018, the Company recognized $0.2 million in profit sharing expense for its eight Capesize vessels chartered in from Ship Finance International Ltd.

11. Commitment and contingencies

As of September 30, 2018, the Company has committed to the acquisition of scrubbers on 16 vessels with a remaining financial commitment of $22.9 million for the scrubbers, excluding estimated installation costs. The Company also has options to purchase nine additional scrubbers to be installed on certain of its Capesize vessels. With reference to "Note 12 Subsequent events" the Company declared four options to install scrubbers, which increases the number of installations to 20 and the aggregated financial commitments to $28.8 million at the date of this report.

12. Subsequent events

In November 2018, the Company declared four options to install scrubbers, which increases the number of installations to 20 at the date of this report.

On November 19, 2018, the Company's Board of Directors determined to announce a cash dividend to the Company's shareholders of $0.15 per share.

(A) Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America ("GAAP"), and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity required by GAAP.

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors' understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company's operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

We present Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of our core operations. To derive adjusted EBITDA, we have excluded certain gains/losses such as those related to sale of vessels, bargain purchase gain arising on consolidation, impairments on vessels and marketable securities, mark to market of derivatives and other financial items that we believe further reduce the comparability of the ongoing performance of our core operations across periods.

(in thousands of $)	Three months ended September 30, 2018	Three months ended June 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Net income (loss)	35,285	8,980	368	60,948	(29,472)
Interest income	(2,011)	(1,754)	(520)	(5,167)	(1,350)
Interest expense	19,298	19,202	16,245	55,805	43,363
Income tax expense	13	13	25	38	72
Depreciation	23,345	23,358	21,235	68,815	57,220
Amortization of time charter party out contracts	4,722	4,670	4,033	14,011	15,799
Amortization of time charter party in contracts	(170)	(166)	(170)	(503)	(503)
Earnings before Interest Taxes Depreciation and Amortization	80,482	54,303	41,216	193,947	85,129
(Gain) loss on sale of assets and amortization of deferred gains	(65)	(64)	(65)	(194)	(193)
Impairment loss on vessels	—	1,080	1,066	1,080	1,066
(Gain) loss on derivatives	(1,290)	(1,301)	(1,523)	(9,221)	2,273
Other financial items	(281)	28	(247)	549	(629)
Adjusted Earnings before Interest Taxes Depreciation and Amortization	78,846	54,046	40,447	186,161	87,646

(B) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Revenue:

Consistent with general practice in the shipping industry, we use TCE income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses and commission plus amortization of favorable charter party contracts (being the fair value above market of acquired time charter agreements upon the completion of the Merger). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	Three months ended September 30, 2018	Three months ended June 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Total operating revenues	189,256	140,889	126,950	480,087	308,608
Add: Amortization of time charter party out contracts	4,722	4,670	4,033	14,011	15,799
Add: Other operating income (expenses)	749	3,102	1,591	1,798	4,584
Less: Other revenues*	391	379	266	1,556	927
Net time and voyage charter revenues	194,336	148,282	132,308	494,340	328,064
Less: Voyage expenses & commission	54,533	32,603	34,970	117,978	89,980
Time charter equivalent income	139,803	115,679	97,338	376,362	238,084
*adjustment includes management fee revenue and other non-voyage related revenues or income recognized under other revenues.

(ii) Time Charter Equivalent Rate:

Time charter equivalent rate (" TCE rate") represents the weighted average daily TCE income of our entire operating fleet.

TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

(in thousands of $, except for TCE rate and days)	Three months ended September 30, 2018	Three months ended June 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Time charter equivalent income	139,803	115,679	97,338	376,362	238,084

Fleet available days	7,939	7,703	7,590	23,443	19,702
Fleet offhire days	(54)	(100)	(78)	(201)	(281)
Fleet onhire days	7,885	7,603	7,512	23,242	19,421

Time charter equivalent rate	17,730	15,215	12,958	16,193	12,259